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                                                                    Exhibit 4.15




               [Randgold & Exploration Company Limited Letterhead]




Mr. Michael Martineau
Eurasia Mining plc
14-16 Regent Street
London
SW1Y 4PH
ENGLAND

                                                                 18 October 2002





Dear Sir

DOORNBOSCH PROJECT

This letter ("Letter Agreement") sets out the heads of agreement in respect of a proposed exploration venture between Randgold & Exploration Company Limited ("Randgold") and Eurasia Mining plc ("Eurasia") for Eurasia's earn-in of a co-ownership interest in the Doornbosch Property (herein defined) and exploration and possible mine development of the Doornbosch Property, all on the terms and conditions set out under these heads of agreement:

1.       PERTINENT FACTS

         1.1 The Doornbosch Property are the mineral rights (except chrome) over the farm Doornbosch 294 K.T. measuring 3629,1746 hectares, held under the name of Randgold and its beneficial interest is owned by Randgold. An undivided 100% right, title and interest in and to such mineral interests and any mining properties and other rights derived therefrom are herein called the "Doornbosch Property".

              Randgold wishes to participate with Eurasia in the exploration and possible development of the Doornbosch Property, in the form of an unincorporated joint venture or limited liability company.

         1.2 The rights and interests of Randgold in the Doornbosch Property are presently held under Certificate of Mineral Rights K6395/96RM registered on 13 September 1996.

         1.3 Eurasia has experience in platinum exploration and mining activities in Africa and intends to participate with Randgold in the exploration and possible


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development of the Doornbosch Property. Eurasia and Randgold desire to perform such exploration and development activities subject to the terms and conditions of a definitive agreement to be negotiated and entered into based on these heads of agreement.

              "Parties" as used in this letter shall be either of Eurasia and/or Randgold, or a wholly owned subsidiary permitted to carry on business in South Africa in the place of either of them. "Equity Interest" will mean a percentage interest of a Party determined by reference to the percentage interest held by a Party in the company established as the special purpose vehicle to explore Doornbosch.

2.       EXPLORATION ACTIVITIES AND STAGES

         From the date of signature of this Letter Agreement (the "Effective Date"), Eurasia, through its participation in the Doornbosch Project and subject to the terms of this Letter Agreement, will have the exclusive right to conduct exploration activities and thereby earn a co-ownership interest in the Doornbosch Property. "Exploration Activities" means all the necessary activities for conducting exploration and succeeding pre-feasibility study.

3.       EARN-IN

         Randgold grants to Eurasia the exclusive right to acquire up to 75% co-ownership interest in the Doornbosch Property. As consideration therefore Eurasia will undertake, fund and manage the Exploration Activities and potential development of the mineral rights comprising the Doornbosch Property.

4.       SPECIAL PURPOSE VEHICLE

         4.1 Randgold holds the mineral rights over Doornbosch. It is proposed that a special purpose company (Versatex Trading 446 (Pty) Ltd) will be used which will apply for and hold the prospecting permit over Doornbosch. This company ("Versatex") will become the vehicle that will acquire the mining rights from Randgold or the State, depending on the status of the mineral rights legislation at the time. The company will be administered by Randgold until Eurasia acquires a majority stake therein, whereafter its administration will be undertaken by Eurasia. The relationship between the parties will be subject to a shareholders' agreement which will incorporate the following terms:

                 4.1.1 No shares in the capital of the company will be issued without a pro rata rights offer to the holders of shares at the time.

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                 4.1.2 The Board will initially consist of 6 directors, 3
appointed by each of Eurasia and Randgold. Once Eurasia owns 75% of the equity Randgold will be reduced to 2 directors.

                 4.1.3 Until Eurasia acquires a 50% shareholding the chairman of the company will be a Randgold appointed director.

                 4.1.4 Consensus will be required for resolutions dealing with the dissolution of the company, disposal of major assets, incurring of major debt, increase, alteration or reduction of share capital, the listing of the company, the issuing of debentures, guarantees or suretyships.

                 4.1.5 Any disposal of shares shall be subject to the right of preemption in favour of the other shareholder.

5.       MANAGER AND BOARD DIRECTION

         Eurasia shall be the Manager of the project during all three Stages, reporting to and receiving instructions from the directors of Versatex. However on the matters of the budgets and exploration expenditure the Manager, whilst still presenting them to the board, will have the final say as to their preparation and implementation. As manager, Eurasia shall:

         5.1 make recommendations to the board regarding exploration, exploration expenditure and other work in relation to the Doornbosch property;

         5.2 be responsible for providing to the board an annual report and quarterly technical and financial reports and recommendations;

         5.3 if it deems it prudent, recommend that a Type IV Feasibility Study or a Decision to Mine be made before the end of Stage Three.

6.       DURATION - 3 STAGES

         The project timetable is 18 months comprising distinct Stages with differing exploration commitments during each Stage.

         6.1 STAGE ONE - EXPLORATION DRILLING

              6.1.1 Versatex will apply to the Department of Minerals and Energy for a prospecting permit in its name. Any costs associated with that application will be for the account of Eurasia. Prior to the issue of that permit, Eurasia will conduct non-intrusive prospecting, collate data and prepare for drilling. Commencing on the date that the prospecting permit is


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issued to Versatex ("the Start Date"), Eurasia will, over the next 6 months, complete 4 drill holes each with one deflection, all of which will intersect the UG2 reef. (A minimum of 8 intersections.) All drill holes will be NQ.

              6.1.2 On the Start Date Eurasia will pay Randgold US$ 10 000 (ten thousand dollars) and thereby acquire a 5% shareholding in Versatex.

              6.1.3 As option monies during Stage One, Eurasia will pay Randgold R12 500 per month for the first three months, and then R25 000 per month for the subsequent three months; a total of R112 500 during Stage One. All payments will be made in advance of the month for which they are due.

              6.1.4 Eurasia will, on the successful completion of Stage One, and having met its commitments detailed above, have earned an additional 20% in Versatex, taking its total interest to 25%.

              6.1.5 At the end of Stage One, Eurasia can, in its sole discretion, elect whether to continue to Stage Two or whether to cease its exploration on the Doornbosch Property. If it elects to cease exploration it shall walk away from the project with no interest therein, forfeiting the 25% interest in Versatex to Randgold at no cost to Randgold. If it elects to proceed to Stage Two, the following will apply.

         6.2  STAGE TWO - FURTHER EXPLORATION

              Stage Two will commence in month seven and endure for 6 months i.e. from month 7 to month 12. During this Stage Eurasia will conduct such further exploration, as it in its discretion deems necessary.

              During Stage Two Eurasia will pay Randgold option monies of R50 000 (fifty thousand Rand) per month. Eurasia's equity interest during this period will remain at 25% of Versatex. At the end of the 12 months, i.e. on completion of Stage Two, Eurasia may elect whether to walk away from the project, retaining no interest therein, and terminating this agreement, or to continue to Stage Three.

         6.3  STAGE THREE - BANKABLE FEASIBILITY

              At the commencement of Stage Three, Eurasia may elect whether to acquire an additional 25% equity in Versatex for an amount of US$ 800 000 (eight hundred thousand dollars) and thereby increase its equity to 50% (the "fast-track route") or to continue with exploration and the production of a bankable feasibility study. Stage Three will last for 6 months, irrespective of whether Eurasia has adopted the fast-track route or not.
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              If it elects the fast-track route and purchases a further 25%
              equity at the start of Stage Three, then it may at any time during Stage Three also acquire a further 25% shareholding for US$ 400 000, thereby taking its interest in Versatex to 75%. The total purchase price for the fast- track route will then have been US$ 1 200 000.

              If Eurasia does not elect the fast-track route but continues with exploration leading to a feasibility study then at the commencement of Stage Three, Eurasia will pay Randgold US$ 50 000 (fifty thousand dollars) as total remuneration for the 6 month period.

              During Stage Three Eurasia will perform such work as it requires to complete a Bankable Feasibility Study on Doornbosch. If Eurasia has not taken the fast-track route then at the end of Stage Three Eurasia may again elect whether to terminate this agreement and walk away from the project, forfeiting its total equity interest, or Eurasia may then increase its shareholding in Versatex for a payment of US $ 1500 000 (one million five hundred thousand dollars). Eurasia will then own 75% of Versatex, and Randgold 25%.

              If Eurasia has elected to purchase the shares in Versatex for US$ 1 500 000 at the end of Stage Three, it will then have 3 months to raise the finance to purchase the shares in Versatex, such payment then to be made in cash to Randgold before the expiry of 21 months from the Start Date.

              At the completion of Stage Three (after 18 months) Eurasia will own 75% of Versatex and Randgold 25%.

7.       ROYALTY

         Eurasia will pay Randgold a royalty of 2% of the net receipts to Eurasia from the mining of non-UG1 and non-UG2 sources on the Doornbosch Property. If as a result of new legislation this royalty is to be diminished or lost entirely, the parties will negotiate a revised agreement which will place Randgold in such a position which is no less prejudicial to it and will ensure that Randgold receives compensation for these minerals.

8.       WITHDRAWAL

         Once Eurasia has completed Stage One, it may at any time during Stage Two or prior to acquiring 50% of Versatex, withdraw from the Doornbosch Project on 30 days prior written notice to Randgold. On such withdrawal Eurasia will not retain any equity interest in Versatex and its right to earn a co-ownership interest in the Doornbosch Property will terminate and its shareholding revert free of consideration to Randgold.
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9.       ENVIRONMENTAL OBLIGATIONS

         As Managers of exploration, Eurasia will be responsible for all environmental compliances and obligations, it will prepare and submit all environmental reports as and when required and it will obtain all the necessary statutory permits and adhere to the conditions thereof.

10.      ASSIGNMENT

         The parties may at any time assign all or part of their equity in Versatex or right to earn an interest in the Doornbosch Property, provided that the assignee agrees to be bound by the provisions of these heads of agreement to:

         10.1 a related corporation in which either party has more than fifty (50%) controlling interest; or

         10.2 an entity other than such a related corporation, if the interest has first been offered to the non-assigning party on the same terms and conditions. If the non-assigning party has not accepted the offer within 90 days, the assigning party shall be free to assign the interest to any proposed assignee on terms that are not more favorable.

11.      FORCE MAJEURE

         A party shall not be liable for a failure to fulfil an obligation under this Agreement, if and to the extent to which fulfillment has been delayed, interfered with, curtailed or prevented by Force Majeure. In this paragraph, "Force Majeure" means any circumstance whatsoever that is beyond the reasonable control of the party affected. The party that declares a Force Majeure condition shall immediately initiate and diligently pursue corrective actions to cure the Force Majeure condition.

12.      INDEMNITY BY EURASIA

         Eurasia indemnifies Randgold and shall keep its employees and agents indemnified against liabilities for any acts done or omitted to be done in the performance of its duties.

13.      APPLICABLE LAWS AND ARBITRATION

         This Agreement is subject to the laws of the Republic of South Africa. All references to currency are reference to United States Dollars or South African Rands. Any dispute will be referred to arbitration in terms of the Arbitration Foundation of South Africa rules,


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         such arbitration to be held in Johannesburg, South Africa with the unsuccessful party to pay the costs thereof.

14.      FORMAL AGREEMENT

         The parties acknowledge that this Letter Agreement only sets out the basic terms of the Doornbosch Project and has been executed to enable Eurasia to commence exploration work on the Doornbosch Property as soon as possible. The parties will use their best endeavors, and negotiate in good faith, to ensure that a formal Agreement is executed and implemented as soon as possible.

15.      CONFIDENTIALITY

         These heads of agreement and all subsequent information generated pursuant hereto shall remain strictly confidential between the parties except for such disclosures as are:

         15.1 required by law;

         15.2 reasonably required by a bona fide purchaser who has signed an appropriate confidentiality agreement;

         15.3 required for the purposes of seeking finance;

         15.4 required under the Listing Rules of any applicable Stock Exchange; or

         15.5 which are made to associate companies, which have signed an appropriate confidentiality agreement.

         The parties will consult before publicly releasing any information in accordance with the foregoing.

         This clause does not apply to any information which is already in the public domain, or subsequently comes into the public domain other than by reason of default under this clause, or which is known to the disclosing party at the date of this letter.



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If you are in agreement with these terms and conditions, we would appreciate your early signature and return of the attached copy of this letter.

Yours sincerely


/s/ R.A.R. Kebble

R.A.R. KEBBLE
Chairman
RANDGOLD & EXPLORATION COMPANY LIMITED


For and on behalf of EURASIA MINING plc


/s/ illegible